Exhibit 99.1

Press Release

VTTI ENERGY PARTNERS LP PRICES PUBLIC OFFERING OF COMMON UNITS

LONDON, August 8, 2016 – VTTI Energy Partners LP (“VTTI” or the “Partnership”) (NYSE: VTTI) today announced that it has priced its previously announced underwritten public offering of 5,250,000 common units representing limited partner interests in the Partnership for total gross proceeds of approximately $101,325,000. The Partnership has granted the underwriters a 30-day option to purchase up to an additional 787,500 common units from the Partnership. The underwriters intend to offer the common units from time to time in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices or at negotiated prices. The offering is expected to close on August 12, 2016, subject to customary closing conditions.

In the public offering, VTTI B.V., our indirect parent, and its affiliates have agreed to purchase from the underwriters 1,295,336 common units at the price per common unit paid by the public in the initial distribution. The underwriters will not deduct any discounts or commissions from the price paid by VTTI B.V. and its affiliates and, as a result, the Partnership will receive the entire amount paid by VTTI B.V. and its affiliates for such units.

The Partnership intends to use a portion of the net proceeds of the offering and its general partner’s contribution to maintain its 2% general partner interest to fund the purchase price of the acquisition (the “Acquisition”) from VTTI MLP Partners B.V. of an additional 8.4% economic interest in VTTI MLP B.V., which owns, directly or indirectly, the interests in the entities that own the Partnership’s terminal facilities, for cash consideration of $96.2 million. The remainder of the net proceeds will be used for general partnership purposes. The offering is not conditioned on the closing of the Acquisition. If the Acquisition does not close, the Partnership expects to use the net proceeds from the offering and the related capital contribution by its general partner for general partnership purposes.

J.P. Morgan and BofA Merrill Lynch are acting as joint book-running managers for the offering.

The offering of the common units is being made pursuant to an effective shelf registration statement on Form F-3, which has been filed with the Securities and Exchange Commission (the “SEC”) and became effective on August 8, 2016. The offering is being made only by means of a prospectus supplement and the accompanying base prospectus, copies of which will be made available on the SEC’s website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus supplement and related base prospectus if you request them by contacting:

J.P. Morgan c/o Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, NY 11717 1-866-803-9204 Email: prospectus-eq_fi@jpmchase.com	BofA Merrill Lynch NC1-004-03-43 200 North College Street, 3rd floor Charlotte NC 28255-0001 Attn: Prospectus Department Email: dg.prospectus_requests@baml.com

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About VTTI Energy Partners LP

VTTI Energy Partners LP is a fee-based, growth-oriented limited partnership, formed to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on global scale. The Partnership’s assets include interests in a broad-based portfolio of six terminals that are strategically located in energy hubs throughout the world with a combined total storage capacity of 35.7 million barrels.

Contacts

VTTI Energy Partners LP

Robert Abbott, Chief Financial Officer

+44 20 3772 0110

Hill + Knowlton Strategies New York,

Peter Poulos

+1 212 885 0588

Hill + Knowlton Strategies Amsterdam,

Tanno Massar

+31 20 4044707